  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

  SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

XWELL, Inc.

  (Name of Issuer)

Common Stock, $0.01 par value per share

  (Title of Class of Securities)

98420U703

  (CUSIP Number)

  Wayne Mack

Richard Waldo

CPC Pain & Wellness SPV, LLC

301 Edgewater Place, Suite 100

Wakefield, MA 01880

(617) 531-9767

Ben A. Stacke

Faegre Drinker Biddle & Reath LLP

2200 Wells Fargo Center

90 S. Seventh Street

Minneapolis, Minnesota 55402

(612) 776-7000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

  July 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98420U703

1	NAME OF REPORTING PERSON CPC Pain & Wellness SPV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 394,200
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 394,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.42%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Based on 4,183,435 shares of Common Stock outstanding as of May 14, 2024 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2024.

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1	NAME OF REPORTING PERSON ACM-CPC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	☐

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 394,200
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 394,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.42%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

2 Based on 4,183,435 shares of Common Stock outstanding as of May 14, 2024 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2024.

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1	NAME OF REPORTING PERSON Wayne Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 394,200
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 394,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.42%[3]
14	TYPE OF REPORTING PERSON (See Instructions) IN

3 Based on 4,183,435 shares of Common Stock outstanding as of May 14, 2024 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2024.

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1	NAME OF REPORTING PERSON Richard Waldo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 394,200
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 394,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.42%[4]
14	TYPE OF REPORTING PERSON (See Instructions) IN

4 Based on 4,183,435 shares of Common Stock outstanding as of May 14, 2024 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2024.

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The following constitutes Amendment No. 1 (this "Amendment No. 1") to the Schedule 13D filed by the Reporting Persons on June 17, 2024 with the Securities and Exchange Commission (the "June 17, 2024 Schedule 13D"). Information reported in the June 17, 2024 Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined herein shall have the meanings set forth in the June 17, 2024 Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

As originally disclosed in the June 17, 2024 Schedule 13D, the Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Stock at prices that would make the purchase or sale of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Also as originally disclosed in the June 17, 2024 Schedule 13D, the Reporting Persons are concerned with the Issuer’s long-term underperformance and believe shareholder representation on the Board of Directors of the Issuer (the “Board”) and a change in the composition of the Board is necessary to drive significant improvements to the Issuer’s governance, capital allocation and operations, and to explore strategic alternatives. The Reporting Persons believe there are significant growth opportunities at the Issuer and remains available and ready to engage directly with the Board and management to discuss such opportunities.

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As further originally disclosed in the June 17, 2024 Schedule 13D, depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition), certain strategic alternatives or the operations of the Issuer, purchasing additional Common Stock, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing its intention with respect to any and all matters referred to in Item 4.

On June 17, 2024, the Reporting Persons sent by email a letter to the Issuer (the “Initial Notice”) providing notice of intent to nominate Daniel Serpico, Chad J. Cooper, Matthew Thelen and Jerry J. Rosenstock (together, the “Nominees”) for election to the Board at the Issuer’s upcoming annual meeting of stockholders (the “Annual Meeting”). A copy of the Initial Notice was delivered to the Issuer’s principal office on June 17, 2024.

On June 21, 2024, the Issuer, through its counsel, delivered a letter to CPC (the “First Rejection”) rejecting CPC’s nomination of the Nominees at the Annual Meeting.

On June 23, 2024, the Reporting Persons sent by email a letter to the Issuer (the “Second Notice”) responding to the First Rejection and amending and revising the Initial Notice. A copy of the Second Notice was delivered to the Issuer’s principal office on June 23, 2024.

On June 29, 2024, the Issuer, through its counsel, delivered a letter to CPC (the “Second Rejection”) rejecting the Second Notice and declaring that the deadline for a timely and proper notice of intention to nominate candidates for election as directors at the Annual Meeting was the close of business on June 23, 2024, and therefore the Reporting Persons do not have the right to nominate any candidates for election as directors at the Annual Meeting.

On July 8, 2024, following the entry into a mutual non-disclosure agreement between the Issuer and the Reporting Persons, the parties entered into settlement negotiations, which, ultimately, proved unsuccessful.

On July 19, 2024, CPC filed a Verified Complaint in the Delaware Court of Chancery (the “Delaware Action”) against the Issuer and Bruce T. Bernstein, Michael Lebowitz, Robert Weinstein, Gaëlle Wizenberg and Scott R. Milford (together, the “Entrenched Directors” and collectively with the Issuer, the “Defendants”). The Delaware Action alleges, among other things, claims for breach of fiduciary duties by the Entrenched Directors and unlawful, unenforceable and/or inequitable application of the Issuer’s Bylaws by the Defendants to reject the Initial Notice and Second Notice. The Delaware Action requests, among other things, that the Delaware Court of Chancery (i) declare that the Nominees have been properly nominated for election to the Board at the Annual Meeting, (ii) declare that the Nominees can stand for election notwithstanding the rejection of the Initial Notice and Second Notice, (iii) order the Defendants to accept the Second Notice as valid and include the Nominees on the Issuer’s universal proxy card that the Issuer will issue in connection with the Annual Meeting, and (iv) if necessary, preliminarily enjoin the Annual Meeting so that it occurs after the Reporting Persons have the opportunity to file their own Schedule 14A and to distribute it to the Issuer’s stockholders for their consideration. The foregoing description of the Delaware Action does not purport to be complete and is qualified in its entirety by reference to the Delaware Action, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The aggregate number of shares of Common Stock to which this Amendment No. 1 relates is 394,200 shares of Common Stock beneficially owned by the Reporting Persons, representing 9.42% of the 4,183,435 shares of Common Stock reported as outstanding in the Issuer’s Form 10-Q filed on May 15, 2024.

A. CPC

(a)	As of the date hereof, CPC directly owned 394,200 Shares.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 394,200

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 394,200

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(c)	Schedule A annexed hereto lists all transactions in securities of the Issuer by CPC during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

B.   ACM-CPC

(a)  ACM-CPC, as the managing member of CPC, may be deemed the beneficial owner of the 394,200 Shares owned directly by CPC.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 394,200

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 394,200

(c)	ACM-CPC has not entered into any transactions in securities of the Issuer during the past 60 days.

C. Wayne Mack

(a)	Mr. Mack, as the co-managing member of ACM-CPC, may be deemed the beneficial owner of the 394,200 Shares owned directly by CPC.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 394,200

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 394,200

(c)	Mr. Mack has not entered into any transactions in securities of the Issuer during the past 60 days.

D. Richard Waldo

(a)	Mr. Waldo, as the co-managing member of ACM-CPC, may be deemed the beneficial owner of the 394,200 Shares owned directly by CPC.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 394,200

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 394,200

(c)  Mr. Waldo has not entered into any transactions in securities of the Issuer during the past 60 days.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 22, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Amendment No. 1 with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement, by and among CPC Pain & Wellness SPV, LLC, ACM-CPC, LLC, Wayne Mack and Richard Waldo, dated July 22, 2024.

99.2	Complaint filed in the Delaware Court of Chancery on July 19, 2024.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2024

CPC PAIN & WELLNESS SPV, LLC

By: ACM-CPC, LLC

By:	/s/ Wayne Mack
Name: Wayne Mack
Title: Managing Member

By:	/s/ Richard Waldo
Name: Richard Waldo
Title: Managing Member

ACM-CPC, LLC

By:	/s/ Wayne Mack
Name: Wayne Mack
Title: Managing Member

By:	/s/ Richard Waldo
Name: Richard Waldo
Title: Managing Member

/s/ Wayne Mack
Wayne Mack

/s/ Richard Waldo
Richard Waldo

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Schedule A

Nature of Transaction	Amount of Securities Purchased	Price ($)	Date of Purchase
Purchase of Common Stock	3,000	$1.6403	6/5/2024
Purchase of Common Stock	3,000	$1.6574	6/6/2024
Purchase of Common Stock	3,000	$1.6026	6/7/2024
Purchase of Common Stock	41,068	$1.6799	6/10/2024
Purchase of Common Stock	20,310	$1.9073	6/11/2024
Purchase of Common Stock	48,921	$2.0691	6/12/2024
Purchase of Common Stock	46,255	$2.3456	6/13/2024
Purchase of Common Stock	24,320	$2.4972	6/14/2024
Purchase of Common Stock	4,326	$2.4950	6/17/2024

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